Filed Pursuant to Rule 424(b)

Registration No. 333-121080

Prospectus Dated December16, 2004

PROSPECTUS

1,914,000 American Depositary Shares

Ctrip.com International, Ltd.

Representing 3,828,000 Ordinary Shares

The selling shareholders named on page 29 of this prospectus are offering 1,914,000 American Depositary Shares, or ADSs, of Ctrip.com International, Ltd. Each ADS represents two ordinary shares. We will not receive any proceeds from the ADSs sold by the selling shareholders.

Our ADSs are quoted on the Nasdaq National Market under the symbol “CTRP.” On December 15, 2004, the last sale price for our ADSs as reported on the Nasdaq National Market was US$48.53 per ADS.

Investing in the ADSs involves risks that are described in the “ Risk Factors” section beginning on page 4 of this prospectus.

	Per ADS		Total
Public offering price	US$	48.5000	US$	92,829,000
Underwriting discount	US$	2.1825	US$	4,177,305
Proceeds, before expenses, to the selling shareholders	US$	46.3175	US$	88,651,695

The underwriters may also purchase up to an additional 287,100 ADSs from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities regulators has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about December 21, 2004.

Credit Suisse First Boston	Merrill Lynch & Co.

Piper Jaffray	Pacific Growth Equities, LLC

The date of this prospectus is December 16, 2004

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders nor the underwriters have authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise indicated, (1) the terms “we,” “us,” “our company,” “our” and “Ctrip” refer to Ctrip.com International, Ltd., its predecessor entities and subsidiaries, and, in the context of describing our operations, also include our affiliated Chinese entities, (2) “shares” and “ordinary shares” refer to our ordinary shares, “ADSs” refers to our American depositary shares, each of which represents two ordinary shares, and “ADRs” refers to the American depositary receipts which evidence our ADSs, (3) “China” and “PRC” refer to the People’s Republic of China, and for the purpose of this prospectus only, excluding Taiwan, Hong Kong and Macau, and (4) all references to “RMB” are to the legal currency of China and all references to “U.S. dollars,” “dollars” and “US$” are to the legal currency of the United States. Information in this prospectus assumes that the underwriters do not exercise their over-allotment options to purchase up to 287,100 additional ADSs.

This prospectus contains translations of certain RMB amounts into U.S. dollar amounts at a specified rate solely for the convenience of the reader. All translations from RMB to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translations of RMB into U.S. dollars have been made at the noon buying rate in effect on September 30, 2004, which was RMB8.2766 to US$1.00. We make no representation that the RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Future Movements in Exchange Rates between the U.S. Dollar and RMB May Adversely Affect the Value of Our ADSs” for discussions of the effects of fluctuating exchange rates on the value of our ADSs. On December 15, 2004, the noon buying rate was RMB8.2765 to US$1.00. Any discrepancies in any table between the amounts identified as total amounts and the sum of the amounts listed therein are due to rounding.

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PROSPECTUS SUMMARY

The following is qualified in its entirety by the detailed information included in other sections of this prospectus.

Ctrip.com International, Ltd.

Our Company

We are a leading consolidator of hotel accommodations and airline tickets in China. We aggregate information on hotels and flights and enable our customers to make informed and cost-effective hotel and flight bookings. Since commencing operations in 1999, we have become one of the best-known travel brands in China. We pioneered the development of a reservation and fulfillment infrastructure that enables our customers to:

•	choose and reserve hotel rooms in cities throughout China and selected cities abroad;

•	book and purchase airline tickets for domestic and international flights originating from China; and

•	choose and reserve packaged tours that include transportation, accommodation, and sometimes guided tours as well.

We target our services primarily at business and leisure travelers in China who do not travel in groups. This type of travelers, who are referred to in the travel industry as FITs and whom we refer to as independent travelers in this prospectus, form a traditionally under-served yet fast-growing segment of the China travel market. We act as agent in substantially all of our transactions and generally do not take any inventory risks with respect to the hotel rooms and airline tickets booked through us. We derive our hotel reservation, air-ticketing and packaged-tour revenues mainly through commissions from our travel suppliers, primarily based on the transaction value of the rooms, airline tickets and packaged-tour products, respectively, booked through our services.

We believe that we are the largest consolidator of hotel accommodations in China in terms of the number of room nights booked. For the nine months ended September 30, 2004, we sold approximately 3.0 million hotel room nights. As of September 30, 2004, we had secured room supply relationships with over 2,700 hotels in China and over 600 hotels abroad, which cover a broad range in terms of price and geographical location. The quality and depth of our hotel supplier network enable us to offer our customers a wide selection of hotel accommodations, often at significant discounts to published rates. We believe our ability to offer reservations at highly rated hotels is particularly appealing to our customers. Revenues from our bookings for three-, four- and five-star hotels comprised approximately 95% of our revenues from our hotel reservation business in the nine months ended September 30, 2004.

We believe that we are currently the largest consolidator of airline tickets in China in terms of the number of airline tickets booked and sold. For the nine months ended September 30, 2004, we sold approximately 1.2 million tickets nationwide. Our airline ticket suppliers include all major Chinese airlines and many international airlines that operate flights originating from China. We are among the few airline ticket consolidators in China that maintain a centralized reservation system and ticket fulfillment infrastructure covering substantially all of the economically prosperous regions of China. Our customers can make flight reservations on their chosen routes and arrange ticket payment and delivery through us directly or third-party agencies located in 38 major cities in China as of September 30, 2004.

We offer our services to customers through an advanced transaction and service platform consisting of our centralized toll-free, 24-hour customer service center and bilingual websites. In the nine months ended September 30, 2004, transactions effected through our customer service center accounted for approximately 70% of our transaction volume, while our websites accounted for the balance.

We have experienced significant revenue growth since we commenced operations in 1999. Our revenues grew from RMB6.9 million in 2000 to RMB46.4 million in 2001 to RMB105.3 million in 2002 and to RMB182.7 million (US$22.1 million) in 2003. Our revenues for the nine months ended September 30, 2004 were RMB249.3 million (US$30.1 million), as compared to our revenues for the nine months ended September 30, 2003 which amounted to RMB 111.3 million (US$13.4 million).

Our Strategy

Our goal is to create long-term shareholder value by enhancing our position as a leading travel consolidator in China. We believe that China’s currently highly fragmented travel industry and under-served frequent independent traveler market provide us with significant growth opportunities. We intend to pursue the following strategies to achieve our goal:

•	leverage the Ctrip brand to attract new travel suppliers and negotiate more favorable contractual terms with our existing suppliers, and strengthen the Ctrip brand by continuing to pursue a focused sales and advertising campaign;

•	expand our hotel supplier network and room inventory, primarily through expanding on hotels with three-, four- and five-star ratings and hotels in second- and third-tier cities in China, and continuing to pursue guaranteed allotment arrangements with our hotel suppliers;

•	expand air-ticketing and other travel product offerings, primarily through further promoting air-ticketing and packaged-tour products to existing customers who have used our other services as well as new customers;

•	enhance transaction and service platform, primarily through continuing to invest in the training of our customer service representatives and upgrading of our information technology systems underlying our customer service center and websites;

•	pursue selective strategic acquisitions that would allow us to expand the reach and scope of our travel products and services as well as our customer base; and

•	expand into the merchant business, through gradually establishing merchant business relationships with some of our travel suppliers, in particular for our packaged-tour products.

Corporate Information

Our principal executive offices are located at 3F, Building 63-64, No. 421 Hong Cao Road, Shanghai 200233, People’s Republic of China, and our telephone number is (8621) 3406-4880. Our principal website address is www.ctrip.com. The information on our website is not part of this prospectus.

The Offering

Offering price	US$48.50 per ADS.

Selling shareholders	See “Selling Shareholders” for a list of the selling shareholders.

ADSs offered by the selling shareholders	1,914,000 ADSs.

ADSs outstanding immediately after this offering	9,851,920 ADSs.

The ADSs

Each ADS represents two ordinary shares, par value US$0.01 per share. The ADSs will be evidenced by American Depositary Receipts, or ADRs. The depositary will be the holder of the shares underlying your ADSs, and you will have rights as provided in the deposit agreement. To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Ordinary shares outstanding immediately after this offering

The number of ordinary shares outstanding immediately after this offering is 31,429,785 shares which include 230,000 of our ordinary shares issued to James Jianzhang Liang, which are subject to our right to repurchase upon termination of Mr. Liang’s employment during the three-year period after December 2003.

Use of proceeds	We will not receive any of the proceeds from this offering.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Nasdaq National Market symbol	CTRP.

Depositary	The Bank of New York.

The number of ordinary shares to be outstanding immediately after this offering:

•	excludes 1,273,144 ordinary shares issuable upon the exercise of options outstanding as of December 1, 2004; and

•	excludes 3,372,042 ordinary shares reserved for future issuance under our 2003 and 2005 Employees’ Stock Option Plans.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our ADSs could decline due to any of these risks and you may lose all or part of your investment.

Risks Related to Our Company

Our limited operating history makes evaluating our business and prospects difficult.

We began our operations in 1999. As a result, we have a limited operating history for you to evaluate our business. It is also difficult to evaluate our prospective business, because we may not have sufficient experience to address the risks frequently encountered by early stage companies using new and unproven business models and entering new and rapidly evolving markets, including markets for online commerce and frequent independent travelers. These risks include our potential failure to:

•	obtain new customers at reasonable cost, retain existing customers, encourage repeat purchases or convert visitors to our websites into customers;

•	increase awareness of the Ctrip brand and continue to build user loyalty;

•	retain existing hotels, airlines and other suppliers of travel services or expand our service offerings on satisfactory terms from our travel suppliers;

•	adequately and efficiently operate, upgrade and develop the systems that we use to process customers’ reservations;

•	maintain adequate control of our expenses;

•	attract and retain qualified personnel;

•	respond to technological changes; or

•	respond to competitive market conditions.

If we are unsuccessful in addressing any of these risks, our business will be materially adversely affected.

We have sustained losses in the past and may experience earnings declines or net losses in the future.

We sustained net losses in the periods prior to 2002. We cannot assure you that we can sustain profitability or avoid net losses in the future. We expect that our operating expenses will increase and the degree of increase in these expenses will be largely based on anticipated organizational growth and revenue trends. As a result, any decrease or delay in generating additional sales volume and revenue could result in substantial operating losses.

Declines or disruptions in the travel industry generally could reduce our revenue.

A large part of our business is currently driven by the trends that occur in the travel industry in China, including the hotel, airline and packaged-tour industries. As the travel industry is highly sensitive to business and personal discretionary spending levels, it tends to decline during general economic downturns. In addition, other adverse trends or events that tend to reduce travel and are likely to reduce our revenues include:

•	a recurrence of SARS or any other serious contagious diseases;

•	increased prices in the hotel, airline, or other travel-related industries;

•	increased occurrence of travel-related accidents;

•	terrorist attacks or threats of terrorist attacks or wars;

•	poor weather conditions; and

•	natural disasters.

We could be severely affected by changes in the travel industry and will, in many cases, have little or no control over those changes.

Our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete.

Our customer service center and substantially all of our computer and communications systems are located at a single facility in Shanghai and are therefore vulnerable to damage or interruption from human error, computer viruses, fire, flood, power loss, telecommunications failure, physical or electronic break-ins, sabotage, vandalism, natural disasters and similar events. We currently do not have redundant systems and do not carry business interruption insurance to compensate us for losses that may occur.

We use an internally developed booking software system that supports nearly all aspects of our booking transactions. Our business may be harmed if we are unable to upgrade our systems and infrastructure fast enough to accommodate future traffic levels, or to avoid obsolescence, or successfully integrate any newly developed or purchased technology with our existing system. Capacity constraints could cause unanticipated system disruptions, slower response times, poor customer service, impaired quality and speed of reservations and confirmations, and delays in reporting accurate financial and operating information. These factors could cause us to lose customers and suppliers.

If we are unable to maintain existing, and establish new, arrangements with hotel suppliers similar to those we currently have, our business may suffer.

If we are unable to maintain satisfactory relationships with our existing hotel suppliers, or if our hotel suppliers establish similar or more favorable relationships with our competitors, our operating results and our business would be harmed, because we would not have the necessary supply of hotel rooms or hotel rooms at satisfactory rates to meet the needs of our customers. Our business depends significantly upon our ability to contract with hotels in advance for the guaranteed availability of a specified number of hotel rooms. We rely on hotel suppliers to provide us with rooms at discounted prices. However, our contracts with our hotel suppliers are not exclusive and most of the contracts must be renewed semi-annually or annually. We cannot assure you that our hotel suppliers will renew our contracts in the future on terms similar to those we currently have. Furthermore, in order to maintain and grow our business, we will need to establish new arrangements with hotels in our existing markets and in new markets. We cannot assure you that we will be able to identify appropriate hotels or enter into arrangements with those hotels on favorable terms, if at all. This failure could harm the growth of our business and, consequently, the price of our ADSs.

If we are unable to maintain existing arrangements with our airline ticket suppliers, our business may be harmed.

We derive significant benefits, including revenues, from our arrangements with major domestic airlines in China and many international airlines operating flights originating from China. Our airline ticket suppliers allow us to book and sell tickets on their behalf and collect commissions on tickets booked and sold through us. Although we currently have supply relationships with these airlines, these airlines also compete with us for ticket bookings and have entered into similar arrangements with many of our competitors and may continue to do so in the future. Such arrangements may be on better terms than we have. We cannot assure you that any of these airlines will continue to have supplier relationships with us. The loss of these supplier relationships would impair the profitability of our business as we would lose an increasingly significant source of our net revenues.

If we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed.

We believe that establishing, maintaining and enhancing the Ctrip brand is a critical aspect of our efforts to grow our customer base and obtain new business partners. Some of our potential competitors already have well-established brands in the travel industry, emphasizing the importance of increasing and maintaining our brand recognition. The promotion of our brand will depend largely on our success in maintaining a sizeable and active customer base, providing high-quality customer service and organizing effective marketing and advertising programs. If our current customer base significantly declines, or the quality of our customer services substantially deteriorates, or if we fail to cost-effectively promote and maintain our brand, our business, operating results and financial condition would be materially adversely affected.

New competitors face low entry barriers to our industry, and if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected.

We compete primarily with other consolidators of hotel accommodations and flight reservation services based in China, such as eLong, Inc., which raised funds in its recent initial public offering and secured the financial backing of InterActiveCorp. We also compete with traditional travel agencies.

In the future, we may also face competition from new players in the hotel consolidation market in China and abroad, such as expedia.com and hotels.com, that may enter China in the future. We may face more competition from hotels and airlines as they enter the discount rate market directly or through alliances with other travel consolidators. Our industry is characterized by relatively low fixed costs. In addition, like all other consolidators, we do not have exclusive arrangements with our travel suppliers. The combination of these two factors presents potential entrants to our industry with relatively low entry barriers.

Increased competition could reduce our operating margins and profitability and result in loss of market share. Some of our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resources or name recognition, and may be able to mimic and adopt our business model. We cannot assure you that we will be able to successfully compete against new or existing competitors.

Our business depends substantially on the continuing efforts of our key executives, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our key executives, particularly James Jianzhang Liang, Neil Nanpeng Shen and Min Fan, who are the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, respectively, of our company. We rely on their expertise in business operations, finance and travel services and on their relationships with our shareholders, suppliers and regulators. We do not maintain key-man life insurance for any of our key executives. If one or more of our key executives are unable or unwilling to continue in their present positions, we may not be able to easily replace them or at all. Therefore, our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit and train personnel.

In addition, if any of these key executives joins a competitor or forms a competing company, we may lose customers and suppliers. Each of our executive officers has entered into an employment agreement with us, that contains confidentiality and non-competition provisions. If any disputes arise between our executive officers and us, we cannot assure you the extent to which any of these agreements would be enforced in China, where these executive officers reside and hold most of their assets, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

Chinese laws and regulations restrict foreign investment in the air-ticketing, travel agency, advertising and Internet content provision businesses, and substantial uncertainties exist with respect to the application and implementation of Chinese laws and regulations.

We are a Cayman Islands corporation and a foreign person under Chinese laws. Due to the foreign ownership restrictions in the air-ticketing, travel agency, advertising and Internet content provision industries, we conduct part of our business through contractual arrangements with our affiliated Chinese entities. These entities hold the licenses and approvals that are essential for our business operations.

In the opinion of our Chinese counsel, our current ownership structures, the ownership structure of our wholly owned subsidiaries and our affiliated Chinese entities, the contractual arrangements among us, our wholly owned subsidiaries, our affiliated Chinese entities and their shareholders, and our business operations, are in compliance with all existing Chinese laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future Chinese laws and regulations. Accordingly, we cannot assure you that Chinese government authorities will not ultimately take a view contrary to the opinion of our Chinese legal counsel.

A travel agency in China recently filed a suit against us in the local court in Shanghai for unfair competition, alleging that one of our subsidiaries in China does not have the necessary licenses to engage in the travel business. The plaintiff sued for an injunction and for other civil damages. Although we believe that we will win the suit on merits, no judgment has been rendered yet.

If we and our affiliated Chinese entities are found to be in violation of any existing or future Chinese laws or regulations, the relevant governmental authorities would have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income, or the income of our affiliated Chinese entities, revoking our business licenses, or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations, and requiring us or our affiliated Chinese entities to discontinue any portion or all of our Internet content provision, air-ticketing, travel agency or advertising businesses.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations.

If our affiliated Chinese entities violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time-consuming and expensive.

As the Chinese government restricts foreign ownership of Internet content provision, air-ticketing, travel agency and advertising businesses in China, we depend on our affiliated Chinese entities, in which we have no ownership interest, to conduct part of our non-hotel reservation business activities through a series of contractual arrangements, which are intended to provide us with the effective control over these entities. Although we have been advised by our Chinese counsel that these contractual arrangements are valid, binding and enforceable under current Chinese laws, these arrangements may not be as effective in providing control as direct ownership of these businesses. For example, our affiliated Chinese entities could violate our contractual arrangements with them by, among other things, failing to operate our air-ticketing, packaged-tour or advertising business in an acceptable manner. In any such event, we would have to rely on the Chinese legal system to enforce those agreements. Any legal proceeding could result in the disruption of our business, damage to our reputation, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

The principal shareholders of our affiliated Chinese entities have potential conflicts of interest with us, which may adversely affect our business.

Our director, Qi Ji, and our officers, Min Fan and Jianmin Zhu, are also the principal shareholders of our affiliated Chinese entities. Thus, conflicts of interest between their duties to our company and our affiliated entities may arise. We cannot assure you that when conflicts of interest arise, these persons will act completely in our interests or that conflicts of interests will be resolved in our favor. The conflicts may result in our loss of corporate opportunities. In addition, these persons could violate their non-competition or employment agreements with us or their legal duties by diverting business opportunities from us to others. In any such event, we would have to rely on the Chinese legal system to enforce these agreements. Any legal proceeding could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our subsidiaries and affiliated entities in China are subject to restrictions on paying dividends or making other payments to us.

We are a holding company incorporated in the Cayman Islands. We rely on dividends from our subsidiaries in China and consulting and other fees paid to us by our affiliated Chinese entities. Current Chinese regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, our subsidiaries in China are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends. Further, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us.

The air-ticketing, travel agency, advertising and Internet industries are regulated by the Chinese government. If we fail to obtain or maintain all pertinent permits and approvals or if the Chinese government imposes more restrictions on these industries, our business may be adversely affected.

The air-ticketing, travel agency, advertising and Internet industries are regulated by the Chinese government. We are required to obtain applicable permits or approvals from different regulatory authorities in order to conduct our business, including separate licenses for Internet content provision, air-ticketing, advertising and travel agency activities. If we fail to obtain or maintain any of the required permits or approvals, we may be subject to various penalties, such as fines or suspension of operations in these regulated businesses, which could severely disrupt our business operations. As a result, our financial condition and results of operations may be adversely affected.

The Civil Aviation Administration of China, or CAAC, regulates pricing of airline tickets as well as commissions payable to air-ticketing agencies. In March 2004, the Eastern China branch of CAAC promulgated a policy that limits the maximum commission payable to an air-ticketing agency for an airline ticket issued in Eastern China to 3% of the ticket price. If similar or more restrictive policies are adopted by this regional branch or any other regional branch of CAAC, our air-ticketing revenues may be adversely affected.

We may not be able to prevent others from using our intellectual property, which may harm our business and expose us to litigation.

We regard our domain names, trade names, trademarks and similar intellectual property as critical to our success. We try to protect our intellectual property rights by relying on trade mark protection and confidentiality laws and contracts. The trademark and confidentiality protection in China may not be as effective in the United States. Policing unauthorized use of proprietary technology is difficult and expensive.

The steps we have taken may be inadequate to prevent the misappropriation of our proprietary technology. Any misappropriation could have a negative effect on our business and operating results. Furthermore, we may need to go to court to enforce our intellectual property rights. Litigation relating to our intellectual property might result in substantial costs and diversion of resources and management attention. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could adversely affect us.”

Our business could suffer if we do not successfully manage current growth and potential future growth.

Our business has grown very quickly in its few years of operation. We have rapidly expanded our operations and anticipate further expansion of our operations and workforce. Our growth to date has placed, and our anticipated future operations will continue to place, a significant strain on our management, systems and resources. In addition to training and managing our workforce, we will need to continue to improve and develop our financial and managerial controls and our reporting systems and procedures. We cannot assure you that we will be able to efficiently or effectively manage the growth of our operations, and any failure to do so may limit our future growth and hamper our business strategy.

Future acquisitions may have an adverse effect on our ability to manage our business.

Selective acquisitions form part of our strategy to further expand our business. If we are presented with appropriate opportunities, we may acquire additional complementary companies, products or technologies. Future acquisitions and the subsequent integration of new companies into ours would require significant attention from our management. The diversion of our management’s attention and any difficulties encountered in any integration process could have an adverse effect on our ability to manage our business. Future acquisitions would expose us to potential risks, including risks associated with the assimilation of new operations, technologies and personnel, unforeseen or hidden liabilities, the diversion of resources from our existing businesses and technologies, the inability to generate sufficient revenue to offset the costs and expenses of acquisitions, and potential loss of, or harm to, relationships with employees, customers and suppliers as a result of integration of new businesses.

We may need additional capital and we may not be able to obtain it.

We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering last year will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We rely on services from third parties to carry out our business and to deliver our products to customers, and if there is any interruption or deterioration in the quality of these services, our customers may not continue using our services.

We rely on third-party computer systems to host our websites, as well as third-party licenses for some of the software underlying our technology platform. In addition, we rely on third-party air-ticketing agencies to issue airline tickets, confirmations and deliveries in some cities in China. Any interruption in our ability to obtain the products or services of these or other third parties or deterioration in their performance could impair the timing and quality of our own service. If our service providers fail to deliver airline tickets in a timely manner to our customers, our services will not meet the expectations of our customers and our reputation and brand will be damaged. Furthermore, if our arrangements with any of these third parties are terminated, we may not find an alternate source of support on a timely basis or on terms as advantageous to us.

If our hotel suppliers or customers provide us with untrue information regarding our customers’ stay, our commission income and revenues may decrease.

Currently, a substantial portion of our revenues is represented by commissions received from hotels and for room nights booked through us. Generally, we do not receive payment from our customers on behalf of our hotel suppliers, as our customers pay hotels directly. To confirm whether a customer adheres to the booked itinerary, we make routine inquiries with the hotel and, occasionally, the customer. We rely on the hotel and the customer to give us truthful information regarding the customer’s check-in and check-out dates, which information forms the basis for calculating the commission we are entitled to receive from the hotel. If our hotel suppliers or customers provide us with untrue information with respect to our customers’ length of stay at the hotels, our hotel revenue may decrease.

As we have begun to expand into the merchant business, we may suffer losses if we are unable to predict the amount of inventory we will need to purchase.

We have recently begun to gradually establish merchant business relationships on a very limited basis with selected travel service suppliers, particularly for our packaged-tour products. In the merchant business relationship, we buy hotel rooms and/or airline tickets in advance before selling them to our customers and thereby incur inventory risk. If we do not correctly predict demand for hotel rooms and airline tickets that we are committed to purchase, we would be responsible for covering the cost of the hotel rooms and airline tickets we are unable to sell, and our financial condition and results of operations would be adversely affected.

If tax benefits available to our subsidiaries in China are reduced or repealed, our business could suffer.

Pursuant to the applicable tax laws in China, companies established in China are generally subject to the state enterprise income tax, or EIT, at a statutory rate of 33%. Our subsidiary Ctrip Computer Technology is currently entitled to a 15% EIT rate because it has been classified as a “new high technology enterprise.” In addition, our subsidiary Ctrip Travel Information recently received a governmental approval for an exemption from EIT for 2004 and a 50% reduction in EIT rate for each of the years from 2005 to 2007, because if has been classified as a “software enterprise.” There is no assurance that our subsidiaries in China will continue to receive such or any other preferential tax treatment. If our subsidiaries are required to pay the statutory rate of 33% or other similar rate as a result of the Chinese government’s change of applicable policies, our results of operations would be adversely affected.

We may be subject to litigation for information provided on our websites, which may be time-consuming to defend.

Our websites contain information about hotels, flights, popular vacation destinations and other travel-related topics. It is possible that if any information, accessible on our websites, contains errors or false or misleading information, third parties could take action against us for losses incurred in connection with the use of such information. Any claims, with or without merit, could be time-consuming to defend, result in litigation and divert management’s attention and resources.

We could be liable for breaches of security on our websites and fraudulent transactions by users of our websites.

A portion of our transactions are conducted through our websites. In such transactions, secured transmission of confidential information (such as customers’ itineraries, hotel and other reservation information, credit card numbers and expiration dates, personal information and billing addresses) over public networks is essential to maintain consumer and supplier confidence. Our current security measures may not be adequate. Security breaches could expose us to litigation and possible liability for failing to secure confidential customer or supplier information and could harm our reputation and ability to attract customers.

If we are unable to attract, train and retain key individuals and highly skilled employees, our business may be adversely affected.

If our business continues to expand, we will need to hire additional employees, including travel supplier management personnel to maintain and expand our travel supplier network, information technology and engineering personnel to maintain and expand our websites, customer service center and systems, and customer support personnel to serve an increasing number of customers. If we are unable to identify, attract, hire, train and retain sufficient employees in these areas, users of our websites and customer service center may have negative experiences and turn to our competitors, which could adversely affect our business and results of operations.

The recurrence of SARS and other similar outbreaks may materially and adversely affect our business and operating results.

In early 2003, several economies in Asia, including Hong Kong and China, were affected by the outbreak of Severe Acute Respiratory Syndrome, or SARS. The travel industry in China, Hong Kong and some other parts of Asia suffered tremendously as a result of the outbreak of SARS. Although none of our employees was infected with SARS, our business and operating results were adversely affected. Total room nights booked through us decreased from over 131,000 and over 122,000 in May 2002 and June 2002, respectively, to over 36,000 and over 109,000 in May 2003 and June 2003, respectively.

If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases, it may adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures to our customer service center in Shanghai if our employees are infected with SARS. In addition, ongoing concerns regarding SARS or any other contagious disease, particularly its effect on travel, could negatively impact our China-based customers’ desire to travel. If there is a recurrence of an outbreak of SARS or any similar outbreak of other contagious diseases, travel to and from SARS-affected regions could be curtailed. Continued or additional restrictions on travel to and from these and other regions on account of SARS could have a material adverse effect on our business and operating results.

Our quarterly results are likely to fluctuate because of seasonality in the travel industry in China.

Our business experiences fluctuations, reflecting seasonal variations in demand for travel services. The first quarter of each year generally contributes the lowest portion of our annual net revenues primarily due to a slowdown in business activity and the Chinese new year holiday, which occurs during the period. Consequently, our revenues may fluctuate from quarter to quarter.

We have limited business insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business insurance products. As a result, we do not have any business liability or disruption insurance coverage for our operations in China. Any business disruption, litigation or natural disaster might result in substantial costs and diversion of resources.

We face a greater risk of doubtful accounts as our corporate travel business increases in scale.

As we have recently begun to provide travel booking services to corporate customers which generally request credit terms, we expect our accounts receivable to show an increase. We cannot assure you that we will be able to collect payment fully and in a timely manner on our outstanding accounts receivable from our corporate travel service customers. As a result, we may fact a greater risk of non-payments in our accounts receivable and, when our corporate travel business grows in scale, we may need to make increased provisions for doubtful accounts. Our operating results and financial condition may be materially and adversely affected if we are unable to successfully manage our accounts receivable.

Failure to achieve and maintain effective internal controls could have a material adverse effect on the trading price of our ADSs.

We are subject to the reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, has adopted rules requiring public companies to include a report of management on such companies’ internal control over financial reporting in its annual report on Form 10-K or Form 20-F, as applicable, that contains an assessment by management of the effectiveness of such company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2005. Management may not conclude that our internal control over our financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified if such firm is not satisfied with our internal control over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if such firm interprets the relevant requirements differently from us. In addition, during the course of such evaluation, documentation and testing, we may identify deficiencies which we may not be able to remedy in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If we fail to achieve and maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, any failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could negatively impact the trading price of our ADSs. Furthermore, we may need to incur significant costs and use significant management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the Chinese government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and adversely affect our competitive position.

Substantially all of our operations are conducted in China and substantially all of our revenues are sourced from China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to the economic, political and legal developments of China. Since the late 1970s, the Chinese government has been reforming the economic system in China. These reforms have resulted in significant economic growth. However, any economic reform policies or measures in China may from time to time be modified or revised. Any adverse changes in economic conditions in China, in policies of the Chinese government or in laws and regulations in China, could have a material adverse effect on the overall economic growth of China and investment in the travel industry. Such developments could adversely affect our businesses, lead to reduction in demand for our services and adversely affect our competitive position.

Slow-down of the Chinese economy may slow down our growth and profitability.

Our financial results have been, and are expected to continue to be, affected by the growth in the Chinese economy and travel industry. Although the Chinese economy has grown significantly in the past decade, there can be no assurance that growth of the Chinese economy will continue or that any slow-down will not have a negative effect on our business. The overall Chinese economy affects our profitability, since expenditures for travel may decrease in a slowing economy.

Future movements in exchange rates between the U.S. dollar and RMB may adversely affect the value of our ADSs.

We are exposed to foreign exchange risk arising from various currency exposures. Some of our expenses are denominated in foreign currencies while almost all of our revenues are denominated in RMB, the legal currency in China. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. The value of RMB is subject to changes in the Chinese government’s policies. Although our exposure to foreign exchange risks is limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and RMB, because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Because substantially all of our revenues are in the form of RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to fund our business activities outside China or to make dividend payments in U.S. dollars. The principal regulation governing foreign currency exchange in China is the Foreign Currency Administration Rules (1996), as amended. Under the Rules, RMB is freely convertible for trade and service-related foreign exchange transactions, but not for direct investment, loan or investment in securities outside China unless the prior approval of the State Administration of Foreign Exchange of the People’s Republic of China is obtained. Although the Chinese government regulations now allow greater convertibility of RMB for current account transactions, significant restrictions still remain. For example, foreign exchange transactions under our subsidiaries’ capital account, including principal payments in respect of foreign currency-denominated obligations, remain subject to significant foreign exchange controls and the approval of the State Administration of Foreign Exchange. These limitations could affect our ability to obtain foreign exchange for capital expenditures. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of RMB, especially with respect to foreign exchange transactions.

Online payment systems in China are at an early stage of development and may restrict our ability to expand our online commerce service business.

Online payment systems in China are at an early stage of development. Although major Chinese banks are instituting online payment systems, these systems are not as widely available or acceptable to consumers in China as in the United States and other developed countries. In addition, only a limited number of consumers in China have credit cards or debit cards, relative to countries like the United States. The lack of adequate online payment systems may limit the number of online commerce transactions that we can service. If online payment services do not develop, our ability to grow our online commerce business may be limited.

The Internet market has not been proven as an effective commercial medium in China.

The market for Internet products and services in China has only recently begun to develop. The Internet penetration rate in China is lower than those in the United States and other developed countries. Since the Internet is an unproven medium for commerce in China, our future operating results from online services will depend substantially upon the increased use and acceptance of the Internet for distribution of products and services and facilitation of commerce in China.

The Internet may not become a viable commercial marketplace in China for various reasons in the foreseeable future. More salient impediments to Internet development in China include:

•	consumer dependence on traditional means of commerce;

•	inexperience with the Internet as a sales and distribution channel;

•	inadequate development of the necessary infrastructure to facilitate online commerce;

•	concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet;

•	inexperience with credit card usage or with other means of electronic payment; and

•	limited use of personal computers.

If the Internet is not widely accepted as a medium for online commerce in China, our ability to grow our online business would be impeded.

Uncertainties with respect to the Chinese legal system could adversely affect us.

We conduct our business primarily through our wholly owned subsidiaries incorporated in China. Our subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. In addition, we depend on several affiliated entities in China to honor their service agreements with us. Almost all of these agreements are governed by Chinese law and disputes arising out of these agreements are expected to be decided by arbitration in China. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the Chinese legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

We have attempted to comply with the Chinese government regulations regarding licensing requirements by entering into a series of agreements with our affiliated Chinese entities. If the Chinese laws and regulations change, our business in China may be adversely affected.

To comply with the Chinese government regulations regarding licensing requirements, we have entered into a series of agreements with our affiliated Chinese entities to exert our operational control over them and secure consulting fees and other payments from them. Although we have been advised by our Chinese counsel that our arrangements with our affiliated Chinese entities are valid under current Chinese law and regulations, we cannot assure you that we will not be required to restructure our organization structure and operations in China to comply with changing and new Chinese laws and regulations. Restructuring of our operations may result in disruption of our business, diversion of management attention and the incurrence of substantial costs.

We may have to register our encryption software with Chinese regulatory authorities, and if they request that we change our encryption software, our business operations will be disrupted as we develop or license replacement software.

Pursuant to the Regulations for the Administration of Commercial Encryption promulgated in 1999, foreign and domestic Chinese companies operating in China are required to register and disclose to Chinese regulatory authorities the commercial encryption products they use. Because these regulations do not specify what constitutes encryption products, we are unsure whether or how they apply to us and the encryption software we utilize. We may be required to register or apply for permits with the relevant Chinese regulatory authorities for our current or future encryption software. If Chinese regulatory authorities request that we change our encryption software, we may have to develop or license replacement software, which could disrupt our business operations. In addition, we may be subject to potential liability for using software that is subsequently deemed to be illegal by the relevant Chinese regulatory authorities. These potential liabilities might include fines, product confiscation and criminal sanctions. We cannot assure you that our business, financial condition and results of operations will not be materially and adversely affected by the application of these regulations.

The continued growth of the Chinese Internet market depends on the establishment of an adequate telecommunications infrastructure.

Although private sector Internet service providers currently exist in China, almost all access to the Internet is maintained through ChinaNet owned by China Telecom and China Netcom under the administrative control and regulatory supervision of China’s Ministry of Information Industry. In addition, the national networks in China connect to the Internet through a government-controlled international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure, China Telecom and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

Risks Related to the Shares and ADSs

The future sales by our existing shareholders of a substantial number of our ADSs in the public market could adversely affect the price of our ADSs.

If our shareholders sell substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of outstanding options, in the public market following this offering, the market price of our ADSs could fall. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. The ordinary shares or ADSs held by our existing shareholders may be sold in the public market in the future subject to the restrictions contained in Rule 144 under the Securities Act and applicable lock-up agreements. If any existing shareholder or shareholders sell a substantial amount of ordinary shares after the expiration of the lock-up period, the prevailing market price for our ADSs could be adversely affected. Rakuten, Inc., which is our largest shareholder, is not subject to any lock-up restrictions, and has right to demand us to register part or all of its shares at any time and sell them subsequently. See “Shares Eligible for Future Sale” and “Underwriting” for additional information regarding resale restrictions and registration rights.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	actual or anticipated fluctuations in our quarterly operating results;

•	announcements of new services by us or our competitors;

•	changes in financial estimates by securities analysts;

•	conditions in the Internet, online commerce or travel industries;

•	changes in the economic performance or market valuations of other Internet, online commerce or travel companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding ADSs or sales of additional ordinary shares or ADSs; and

•	potential litigation.

In addition, the securities market have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our ADSs.

You may not be able to exercise your right to vote.

As a holder of ADSs, you may instruct the depositary of our ADSs to vote the shares underlying your ADSs but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if the shares underlying your ADSs are not voted as you requested.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933 or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you those rights unless the distribution to ADS holders of both the rights and any related securities are either registered under the U.S. Securities Act of 1933, as amended, or the Securities Act, or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive distributions on ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. We have no obligation to register ADSs, ordinary shares, rights or other securities under U.S. securities laws. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may lose some or all of the value of the distribution by the depositary if the depositary cannot convert RMB into U.S. dollars on a reasonable basis.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained, the depositary is allowed to distribute RMB only to those ADS holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADS holders who have not been paid. However, it will not invest RMB and it will not be liable for interest. In addition, if the exchange rates fluctuate during a time when the depositary cannot convert RMB, the ADS holders who have not been paid may lose some or all of the value of the distribution.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by the ADRs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary thinks it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

The sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights may be restricted.

If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. However, the depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933 or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result.

If our subsidiaries are restricted from paying dividends and other distributions to us, our primary internal source of funds would decrease.

We are a holding company with no significant assets other than our equity interests in our wholly owned subsidiaries in China and Hong Kong. As a result, we rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China, including the funds necessary to service any debt we may incur. If our subsidiaries incur debts on their own behalf in the future, the instruments governing the debts may restrict their ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our ordinary shares. Chinese regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations. Our subsidiaries and affiliated entities in China are also required to set aside a portion of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserve funds that are not distributable as cash dividends.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2003 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provides significantly less protection to investors. Therefore, our public shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct a substantial portion of our operations in China and because the majority of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct a substantial portion of our operations in China through our wholly-owned subsidiaries and several affiliated entities in China. Most of our directors and officers reside outside of the United States and substantially all of the assets of those persons are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the Cayman Islands or in China in the event that you believe that your rights have been infringed under the securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Enforceability of Civil Liabilities.”

RECENT DEVELOPMENTS

Developments Relating to Our Business

Master Services Agreement With Pegasus Solutions

In November 2004, we entered into a master services agreement with Pegasus Solutions, Inc., a Nasdaq-listed company based in the U.S. providing technology and services to hotels and travel distributors. Beginning in January 2005, we and our customers will have direct access to Pegasus’ online distribution database which contains information about nearly 60,000 hotels worldwide.

Dual-Currency Travel Credit Card Jointly Launched with China Merchants Bank

In September 2004, we and China Merchants Bank Co Ltd. jointly launched a dual-currency travel credit card. Holders of the China Merchants Bank / Ctrip travel credit card may use the travel credit card to book hotels, airline tickets and packaged-tour products with us, and settle the payments in either RMB or U.S. dollars. The card not only serves the functions of an internationally accepted credit card, but also provides card holders with Ctrip’s VIP membership privileges which include access to Ctrip’s customer reward program and up to 30%-50% discounts at approximately 3,000 specified merchants in all major cities in China.

Electronic Ticketing

Since June 2004, we have begun offering electronic ticketing, or E-ticketing, services to our customers for flights on major domestic airlines such as Air China and China Eastern Airlines. We believe that E-ticketing allows our consumers to book airline tickets and complete their trips more conveniently. In addition, we believe that E-ticketing allows us to execute air-ticketing transactions more efficiently.

Corporate Travel Service

We have recently begun to provide companies in China with a corporate travel service consisting of travel planning, hotel reservations and air-ticketing. We believe that our travel services can help reduce our corporate customers’ travel costs and the associated administrative burdens.

Other Developments

Private Sale of Shares to Rakuten, Inc.

In June 2004, a group of our shareholders sold, through a private placement, a total of 6,645,000 of our ordinary shares at US$16.50 per ordinary share to Rakuten, Inc., a Japanese provider of e-commerce services which is listed on the JASDAQ market. In connection with this private transaction, Mr. Yoshihisa Yamada nominated by Rakuten was appointed to be our director effective from June 21, 2004. In addition, we, the selling shareholders and certain other shareholders agreed to amend our registration rights agreement to grant certain registration rights to Rakuten.

Dividend Distribution

In November 2004, our board of directors and shareholders approved our proposed distribution of cash dividends equal to 30% of our net income for 2004 to the shareholders of record as of December 31, 2004, if our net income for 2004 exceeds US$10.0 million. This is the first time our board and shareholders have approved a dividend distribution since we became a public company in December 2003.

2005 Employees’ Stock Option Plan

In November 2004, our board of directors adopted a 2005 Employee’s Stock Option Plan, or 2005 Plan, which will cover our option issuances during the period from 2005 to 2009. We have reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Plan.

The terms of the 2005 Plan are substantially similar to our 2003 Employees’ Stock Option Plan. The 2005 Plan is subject to our shareholders’ approval within 12 months after November 2004.

Preferential Tax Treatment

In November 2004, Ctrip Travel Information Technology (Shanghai) Co., Ltd., or Ctrip Travel Information, our wholly-owned subsidiary located in Shanghai, China, received a governmental approval for preferential tax treatment. The relevant governmental authorities in Shanghai have granted Ctrip Travel Information an exemption from the enterprise income tax, or EIT, for the year 2004 and a 50% reduction of EIT for each of the years from 2005 to 2007.

Results of Operations

The following table sets forth a summary of our consolidated statements of operations for the periods indicated.

	Nine months Ended September 30,
	2003	2004
	RMB	RMB	US$
		(unaudited)	(unaudited)
	(in thousands)
Revenues:
Hotel reservation	95,528	197,905	23,911
Airline ticketing	11,648	41,265	4,986
Packaged tour	1,735	7,069	854
Others	2,415	3,100	375

Total revenues	111,326	249,339	30,126
Less: Business tax and related surcharges	(5,609)	(14,019)	(1,694)

Net revenues	105,717	235,320	28,432

Cost of services	(14,447)	(33,008)	(3,988)

Operating expenses:
Product development	(13,255)	(24,954)	(3,015)
Sales and marketing	(28,401)	(49,809)	(6,018)
General and administrative	(12,698)	(23,193)	(2,802)
Share-based compensation	(1,031)	(1,658)	(200)

Total operating expenses	(55,384)	(99,614)	(12,036)

Income from operations	35,885	102,698	12,408

Interest income	243	3,336	403
Other income	3,474	3,282	397
Income tax expense	(10,966)	(17,781)	(2,148)
Minority interest	(18)	(26)	(3)
Share of income of joint venture companies	573

Net income for the period	29,192	91,509	11,056

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenues. We had revenues of RMB249.3 million (US$30.1 million) in the nine months ended September 30, 2004, an increase of 124% over RMB111.3 million in the nine months ended September 30, 2003. This revenue growth was principally driven by the substantial volume growth of hotel room nights we booked and the airline tickets we sold.

Hotel Reservation. Revenues from our hotel reservation business increased by 107% to RMB197.9 million (US$23.9 million) in the nine months ended September 30, 2004 from RMB95.5 million in the nine months ended September 30, 2003, primarily as a result of the continued rapid growth in our hotel room nights sales volume in the nine months ended September 2004, and to a lesser extent, the negative impact of SARS to our hotel reservation business in the first half of 2003. The total number of hotel room nights sold was approximately 3.0 million in the nine months ended September 30, 2004 compared to approximately 1.5 million in the nine months ended September 30, 2003.

Air-ticketing. Revenues from our air-ticketing business increased by 254% to RMB41.3 million (US$5.0 million) in the nine months ended September 30, 2004 from RMB11.6 million in the nine months ended September 30, 2003, primarily due to strong growth of airline tickets sales volume in the nine months ended September 30, 2004, and to a lesser extent, the negative impact of SARS to our air-ticketing business in the first half of 2003. The total number of airline tickets sold in the nine months ended September 30, 2004 was approximately 1.2 million compared to approximately 400,000 in the nine months ended September 30, 2003.

Packaged-tour. Packaged-tour revenues increased by 307% to RMB7.1 million (US$854,109) in the nine months ended September 30, 2004 from RMB1.7 million in the nine months ended September 30, 2003 as we continued to make inroads into the packaged-tour business.

Net Revenues. Our net revenues increased to RMB235.3 million (US$28.4 million) in the nine months ended September 30, 2004 from RMB105.7 million in the nine months ended September 30, 2003 as a result of our increased revenues, partially offset by the corresponding increase in business tax and related surcharges.

Cost of Services. Cost of services in the nine months ended September 30, 2004 increased by 128% to RMB33.0 million (US$4.0 million) from RMB14.4 million in the nine months ended September 30, 2003. This increase was primarily attributable to the increased salary and benefit expenses for the increased number of customer service representatives and the increased telecommunication expenses resulting from the overall expansion of our hotel reservation and air-ticketing businesses.

Operating Expenses. Operating expenses in the nine months ended September 30, 2004 increased by 80% to RMB99.6 million (US$12.0 million) from RMB55.4 million in the nine months ended September 30, 2003, primarily due to a significant increase in sales and marketing expenses, product development expenses and general and administrative expenses. Operating expenses as a percentage of net revenues decreased to 42% in the nine months ended September 30, 2004 from 52% in the nine months ended September 30, 2003.

Product Development. Product development expenses increased by 88% to RMB25.0 million (US$3.0 million) in the nine months ended September 30, 2004 from RMB13.3 million in the nine months ended September 30, 2003, primarily due to increased salary and benefit expenses for the increased number of product development staff.

Sales and Marketing. Sales and marketing expenses increased by 75% to RMB49.8 million (US$6.0 million) in the nine months ended September 30, 2004 from RMB28.4 million in the nine months ended September 30, 2003, primarily because of increased salary and benefit expenses for the increased number of sales and marketing staff, increased expenses in connection with our customer reward program, production of marketing material and advertisements.

General and Administrative. General and administrative expenses increased by 83% to RMB23.2 million (US$2.8 million) in the nine months ended September 30, 2004 from RMB12.7 million in the nine months ended September 30, 2003, primarily due to increased professional fees and increased salary and benefits for the increased number of general and administrative staff.

Share-Based Compensation. Share-based compensation increased by 61% to RMB1.7 million (US$200,381) in the nine months ended September 30, 2004 from RMB1.0 million in the nine months ended September 30, 2003, due to the effect of amortization of share-based compensation expenses associated with share options issued in 2003.

Interest Income. Interest income increased substantially to RMB3.3 million (US$403,107) in the nine months ended September 30, 2004 from RMB242,577 in the nine months ended September 30, 2003 because of the increase in our cash balance and the increase in the interests rates of our bank deposits.

Income Tax Expenses. Income tax expense increased by 62% to RMB17.8 million (US$2.1 million) in the nine months ended September 30, 2004 from RMB11.0 million in the nine months ended September 30, 2003, primarily because of the increase of our taxable income.

Net Income. As a result of the foregoing, net income increased by 213% to RMB91.5 million (US$11.1 million) in the nine months ended September 30, 2004 from RMB29.2 million in the nine months ended September 30, 2003.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Many statements made in this prospectus contain forward-looking statements that reflect our current expectations and views of future events. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

•	our anticipated growth strategies;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain quality; and

•	the expected growth of and change in the travel and online commerce industries in China.

The forward-looking statements included in the prospectus are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of risk factors described under “Risk Factors” and elsewhere in this prospectus, including the following risks:

•	our limited operating history makes evaluating our business and prospectus difficult;

•	we have sustained losses in the past and may experience earnings declines or net losses in the future;

•	declines or disruptions in the travel industry generally could reduce our revenue;

•	the recurrence of SARS or any other contagious diseases, may materially and adversely affect our business and operating results;

•	our business may be harmed if our infrastructure and technology are damaged or otherwise fail or become obsolete;

•	if we are unable to maintain existing, and establish new, arrangements with travel suppliers similar to those we currently have, our business may suffer;

•	if we fail to increase our brand recognition, we may face difficulty in obtaining new business partners and consumers, and our business may be harmed;

•	if we do not compete successfully against new and existing competitors, we may lose our market share, and our profitability may be adversely affected;

•	our business may be severely disrupted if we lose the services of our key executives; and

•	if the ownership structure of our affiliated Chinese entities and the contractual arrangements among us, our affiliated Chinese entities and their shareholders are found to be in violation of any Chinese laws or regulations, we or our affiliated Chinese entities may be subject to fines and other penalty, which may adversely affect our business and results of operations.

These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAPITALIZATION

The following table sets forth our consolidated cash and capitalization as of September 30, 2004. You should read this table together with our audited and un-audited consolidated financial statements and the related notes incorporated by reference in this prospectus. There has been no material change in our shareholders’ equity and total capitalization since September 30, 2004.

	As of September 30, 2004 (unaudited)
	RMB	US$
	(in thousands)
Shareholders’ equity:
Ordinary shares, US$0.01 par value, 100,000,000 shares authorized; 30,959,876 shares issued and outstanding(1)	2,563	310
Additional paid-in capital	504,609	60,968
Statutory reserves	5,531	668
Deferred share-based compensation	(3,209)	(388)
Cumulative translation adjustments	(97)	(12)
Retained earnings	81,057	9,794

Total shareholders’ equity	590,454	71,340

Total capitalization	590,454	71,340

(1)	The number of ordinary shares issued and outstanding as of September 30, 2004 excludes (1) 230,000 of our ordinary shares issued to James Jianzhang Liang, which are subject to our right to repurchase upon termination of Mr. Liang’s employment during the three-year period after December 2003, (2) 453,936 options outstanding under the 2000 Employees’ Stock Option Plan, and (3) 819,208 options outstanding under the 2003 Employees’ Stock Option Plan.

USE OF PROCEEDS

We will not receive any of the proceeds from this offering.

DIVIDEND POLICY

In November 2004, our board of directors and shareholders approved our proposed distribution of cash dividends equal to 30% of our net income for 2004 to the shareholders of record as of December 31, 2004, if our net income for 2004 exceeds US$10.0 million. This is the first time our board and shareholders have approved a dividend distribution since we became a public company in December 2003. We intend to retain the remainder of our available funds and any future earnings for use in the operation and expansion of our business.

We rely on dividends, consulting and other fees paid to us by our subsidiaries and affiliated entities in China. In accordance with current Chinese laws and regulations, out subsidiaries and affiliated entities in China are required to allocate to their general reserves at least 10% of their respective after-tax profits for the year determined in accordance with Chinese accounting standards and regulations. Each of our subsidiaries and affiliated entities in China may stop allocations to its general reserve if such reserve has reached 50% of its registered capital. In addition, Ctrip Computer Technology and Ctrip Travel Information are required to allocate portions of their respective after-tax profits to their enterprise expansion funds and staff welfare and bonus funds at the discretion of their boards of directors. Our affiliated entities in China are required to allocate at least 5% of their respective after-tax profits to their respective statutory welfare funds. Allocations to these statutory reserves and funds can only be used for specified purposes and are not transferable to us in forms of loans, advances, or cash dividends.

Our board of directors has complete discretion as to whether we will distribute dividends in the future, subject to the approval of our shareholders. Even if our board of directors determines to distribute dividends, the form, frequency and amount of our dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors as the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of our ADSs. Cash dividends on our ordinary shares, including those represented by the ADSs, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

MARKET PRICE INFORMATION FOR OUR ADSS

Our ADSs, each representing two of our ordinary shares, have been listed on the Nasdaq National Market since December 9, 2003. Our ADSs trade under the symbol “CTRP.”

For the year ended December 31, 2003 (December 9, 2003 through December 31, 2003), the trading price of our ADSs on Nasdaq has ranged from US$24.00 to US$43.05 per ADS.

The following table provides the high and low trading prices for our ADSs on the Nasdaq National Market for (1) the first three quarters in 2004 and (2) each of the seven months since June 2004.

	Sale Price
	High	Low
	US$	US$
Quarterly High and Low
First Quarter 2004	41.64	24.75
Second Quarter 2004	35.00	22.65
Third Quarter 2004	36.92	29.10

Monthly Highs and Lows
June 2004	35.00	26.57
July 2004	36.92	31.75
August 2004	34.75	29.10
September 2004	34.73	30.27
October 2004	44.95	33.26
November 2004	52.60	39.50
December 2004 (through December 15, 2004)	54.93	48.53

ENFORCEABILITY OF CIVIL LIABILITIES

We are an exempted limited liability company incorporated under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of the following benefits found there:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

(1) the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

(2) Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

A substantial portion of our current operations is conducted in China, and substantially all of our assets are located in China. We also conduct part of our operations in Hong Kong. We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

Maples and Calder, our counsel as to Cayman Islands law and Commerce & Finance Law Offices, our counsel as to Chinese law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

(1) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

(2) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions.

Boughton Peterson Yang Anderson, in association with Squire, Sanders and Dempsey, has further advised us that enforcement of a foreign judgment in Hong Kong is subject to the Foreign Judgments (Reciprocal Enforcement) Ordinance (Cap. 319) of the laws of Hong Kong, or the Ordinance, which provides that a final and conclusive judgment of a court specified in an order under the Ordinance against a Hong Kong company for a fixed sum of money and which is enforceable by execution in the specified jurisdiction (other than a sum payable in respect of taxes or like charges, fines or penalties, in respect of any legal proceedings) may be registered in Hong Kong in accordance with the Rules of the High Court of Hong Kong and the provisions of the Ordinance and upon registration would be enforceable in Hong Kong provided it is not subsequently set aside by the courts of Hong Kong. The United States is not a country specified in the orders passed under the Ordinance and therefore any judgment granted by a United States court would be enforceable in Hong Kong only if it is made the subject of a Hong Kong judgment. A final judgment from a court in the United States may be treated and sued upon in the courts of Hong Kong as a liquidated sum.

SELLING SHAREHOLDERS

All of the ADSs being offered in this offering are being offered by the selling shareholders listed below. As of December 1, 2004, the selling shareholders held an aggregate of 10,412,089 of our ordinary shares (including options held by the selling shareholders), representing 31.8% of our total outstanding ordinary shares on a fully-diluted basis. Following this offering, the selling shareholders will own an aggregate of 6,584,089 of our ordinary shares (including options held by the selling shareholders), representing 20.2% of our total outstanding ordinary shares on a fully-diluted basis. The table below sets forth the number of our ordinary shares that are to be offered and sold by the selling shareholders under this prospectus, and the beneficial ownership of our ordinary shares of each of the selling shareholders both before and after this offering.

Selling Shareholder	Ordinary Shares Beneficially Owned Before Offering		Ordinary Shares to be Offered		Ordinary Shares Beneficially Owned After Offering
	Number(1)	%(2)	Number	%	Number(1)	%(2)
Tiger Technology Private Investment Partners, L.P.(3)	2,777,175	8.49%	1,218,000	31.82%	1,559,175	4.77%
Carlyle Offshore Partners II, Limited(4)	1,512,233	4.62%	844,000	22.05%	668,233	2.04%
Orchid Asia II, L.P.(5)	1,091,330	3.34%	608,000	15.88%	483,330	1.48%
IDG Technology Venture Investment, Inc.(6)	998,574	3.05%	556,000	14.52%	442,574	1.35%
Neil Nanpeng Shen(7)	1,369,256	4.19%	192,000	5.02%	1,177,256	3.60%
James Jianzhang Liang(8)	1,226,034	3.75%	183,000	4.78%	1,043,034	3.19%
Qi Ji(9)	1,001,082	3.06%	157,000	4.10%	844,082	2.58%
Min Fan(10)	436,405	1.33%	70,000	1.83%	366,405	1.12%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities.
(2)	The number of ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person. Percentage of beneficial ownership is based on 32,702,929 ordinary shares outstanding as of December 1, 2004 on a fully diluted basis, including 453,936 options outstanding under the 2000 Employees’ Stock Option Plan and 819,208 options outstanding under the 2003 Employees’ Stock Option Plan.
(3)	Includes 2,173,122 ordinary shares held by Tiger Technology Private Investment Partners, L.P., or Technology Partners, 17,319 ordinary shares (including 4,843 ADSs which may be exchanged into ordinary shares) held by Tiger Technology II, L.P., or Tiger II, 474,488 ordinary shares (including 237,244 ADSs which may be exchanged into ordinary shares) held by Tiger Technology, L.P., or Tiger, and 112,246 ordinary shares (including 56,123 ADSs which may be exchanged into ordinary shares) held by Tiger Technology, Ltd., or Tiger Ltd. Charles P. Coleman III, a citizen of the United States of America, is the managing member of each of Tiger Technology Performance, L.L.C. (the general partner of Tiger and Tiger II), Tiger Technology Management, L.L.C. (the investment manager of Tiger Ltd.), and Tiger Technology PIP Performance, L.L.C. (the general partner of Technology Partners). The address for Technology Partners, Tiger II, Tiger and Tiger Ltd. is 101 Park Avenue, 48th Floor, New York 10178.
(4)

Includes 1,425,653 ordinary shares held by Carlyle Asia Venture Partners I, L.P., or Asia Ventures, and 86,580 ordinary shares held by CIPA Co-Investment, L.P., or CIPA. Asia Ventures and CIPA are investment partnerships. The general partner of each of Asia Ventures and CIPA is CIPA General Partner, L.P. The general partner of CIPA General Partner, L.P., is CIPA Ltd., a Cayman Islands limited company which is wholly-owned by TC Group Cayman, L.P. The general partner of TC Group Cayman, L.P. is TCG Holdings Cayman, L.P. The general partner of TCG Holdings Cayman, L.P. is Carlyle Offshore Partners II, Limited, a Cayman Islands limited company. Carlyle Offshore Partners II, Limited, has ultimate voting and dispositive control over the shares held by Asia Ventures and CIPA through its control of TCG Holdings Cayman, L.P. Carlyle Offshore Partners II, Limited is managed by a board of six directors. The directors are William E. Conway, Jr., Daniel A. D’Aniello, David M. Rubenstein, Allan M. Holt, Jerome H. Powell and Bruce E. Rosenblum, each of whom disclaims beneficial ownership of the shares held by Asia Ventures and

CIPA. The address for Carlyle Asia Venture Partners I, L.P. and CIPA is Suite 2801, 28th Floor, 2 Pacific Place, 88 Queensway, Hong Kong.
(5)	Includes 1,091,330 ordinary shares. Orchid Asia Holdings, LLC is the general partner of Orchid Asia II, L.P. Peter M. Joost is the President of Orchid Asia Holdings, LLC. The address for Orchid Asia II, L.P. is c/o Orchid Asia Management Co., LLC, 555 California Street, Suite 5180, San Francisco, CA 94104.
(6)	Includes 713,834 ordinary shares in the form of ADSs held by IDG Technology Venture Investment, Inc. and 284,740 ordinary shares held by IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc. is wholly owned by International Data Group, Inc., a Massachusetts corporation, which in turn is majority owned and controlled by Patrick J. McGovern, the chairman and founder of International Data Group, Inc. The address for IDG Technology Venture Investment, Inc. and IDG Technology Venture Investments, LP is 15th Floor, One Exeter Plaza, Boston, MA 02116.
(7)	Includes 1,289,256 ordinary shares held by Mr. Shen and 80,000 ordinary shares issuable upon exercise of options held by Mr. Shen. The address for Mr. Shen is Unit 2001, The Centrium, 60 Wyndham St., Central, Hong Kong.
(8)	Includes 1,226,034 ordinary shares held by Mr. Liang, 230,000 of which are subject to our right to repurchase over the three year period after December 2003. The address for Mr. Liang is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.
(9)	Includes 871,482 ordinary shares held by Powerhill Holdings Limited, a British Virgin Island company jointly owned by Mr. Ji and his wife, and 129,600 ordinary shares issuable upon exercise of options held by Mr. Ji. The address for Mr. Ji is 4001 Gloucester Tower, The Landmark, 11 Pedder Street, Central, Hong Kong.
(10)	Includes 316,405 ordinary shares held by Mr. Fan and 120,000 ordinary shares issuable upon exercise of options held by Mr. Fan. The address for Mr. Fan is 3rd Floor, Block 63, No. 421 Hong Cao Road, Shanghai, PRC.

DESCRIPTION OF SHARE CAPITAL

As of the date of this prospectus, our authorized share capital consists of 100,000,000 ordinary shares, par value US$0.01 each, 31,429,785 of which are issued and outstanding as of December 1, 2004, excluding ordinary shares issuable upon exercise of outstanding options. We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law (2004 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or any other shareholder present in person or by proxy and holding at least ten percent of the shares giving a right to vote at the meeting.

A quorum required for a meeting of shareholders consists of at least two shareholders present or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate 10.0% or more of our voting share capital. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for matters such as a change of name or amending the memorandum and articles of association. Holders of the ordinary shares may by ordinary resolution, among other things, make changes in the amount of our authorized share capital and consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital and cancel any shares.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Shares. Subject to the provisions of the Companies Law, we may issue shares on the terms that they are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-

fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement in question is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares within four months, the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection may be made to the Grand Court of the Cayman Islands but is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction are thus approved, any dissenting shareholders would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of its authority, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with our annual audited financial statements.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Certain of our shareholders have registration rights pursuant to the registration rights agreement dated December 8, 2003 between us and certain of our shareholders, as amended. Set forth below is a description of the registration rights granted to these shareholders and other material terms of the registration rights agreement.

Demand Registration Rights. At any time after the first firm commitment underwritten public offering of our ordinary shares where the shares are subsequently primarily traded on the Nasdaq National Market, holders of a majority of the registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities, so long as the registrable securities requested by all holders of registrable shares to be registered exceed at least 15.0% of the total registrable securities then outstanding. However, we are not obligated to effect any such demand registration if we have within the six month period preceding the demand, already effected a registration under the Securities Act. We are not obligated to effect such demand registrations on more than three occasions.

Form F-3 Registration Rights. Upon our company becoming eligible for use of Form F-3, holders of a majority of the registrable securities have the right to request we file a registration statement under Form F-3. Such requests for registrations are counted as demand registrations.

Piggyback Registration Rights. Holders of registrable shares may require us to register all or any part of the registrable shares then held by such holders when we file any registration statement under the Securities Act other than a registration statement relating to any employee benefit plan or corporate reorganization.

Limitations on the Registration Rights. The foregoing registration rights are subject to certain conditions and limitations, including the right of the underwriters in any underwritten offering to limit the number of ordinary shares to be registered by shareholders, and our right to delay for up to 90 days during any 12-month period following the filing of a registration statement if our board of directors determines that the registration would be seriously materially adverse to us and our shareholders at that time.

Other Material Terms. We are generally required to bear all of the expenses of all registrations, except underwriting discounts and commissions. We have agreed to indemnify the holders of registration rights in connection with demand, Form F-3 and “piggyback” registrations in certain circumstances. Our obligations to register ordinary shares terminate seven years after the consummation of our initial public offering, or, with respect to any holder of registrable shares, such earlier time after the initial public offering at which such holder can sell all registrable shares held by it pursuant to Rule 144(k) of the Securities Act or holds one percent or less of the outstanding ordinary shares, and all registrable shares held by such holder can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Each American Depositary Receipt is a certificate evidencing a specific number of American Depositary Shares, also referred to as ADSs. Each ADS represents two ordinary shares (or a right to receive two ordinary shares) deposited with the Hong Kong office of The Hongkong and Shanghai Banking Corporation Limited, as custodian. Each ADR also represents securities, cash or other property deposited with The Bank of New York but not distributed to ADR holders. The depositary’s corporate trust office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286.

You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.

We are providing you with a summary of the deposit agreement. You should read this summary together with the deposit agreement and the ADR. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please refer to Registration Number 333-110459 when retrieving your copy. You can also inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian under the deposit agreement, currently located at 1 Queen’s Road, Central, Hong Kong. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•	Cash. The Bank of New York will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from any government is needed and cannot be obtained without excessively burdensome or otherwise unreasonable efforts, or there are foreign exchange controls in place that prohibit such transfer, the deposit agreement allows The Bank of New York to distribute RMB only to those ADR holders to whom it is possible to do so. It will hold RMB it cannot convert for the account of the ADR holders who have not been paid. It will not invest RMB and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid will be deducted. See “Taxation—United States Federal Income Taxation—Information Reporting and Backup Withholding.” The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert RMB, you may lose some or all of the value of the distribution.

•

Shares. The Bank of New York may distribute additional ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADSs. It will sell shares which would require it to issue a fractional ADS and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADS will also represent the new shares.

•	Rights to Purchase Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver the ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADSs issued after exercise of rights. Under the deposit agreement, The Bank of New York will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. In this case, The Bank of New York may issue the ADSs under a separate restricted deposit agreement which will contain the same provisions as the agreement, except for changes needed to put the restrictions in place.

•	Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal, fair and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

The Bank of New York will issue ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will register the appropriate number of ADRs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.

You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver:

(1) the deliverable portion of the underlying shares to an account designated by you; and

(2) the deliverable portion of any other deposited securities underlying the ADR at the office of the custodian. Or, at your request, risk and expense, The Bank of New York will deliver the deliverable portion of the deposited securities at its corporate trust office.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADSs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

(1) describe the matters to be voted on; and

(2) explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Notices and Reports

Upon receipt of notice of any meeting of holders of ADSs or other deposited securities, if requested in writing by the company, The Bank of New York will, as soon as practicable thereafter, mail to the owners of ADRs a notice which contains (a) such information as is contained in such notice of meeting received by The Bank of New York from the company, (b) a statement that the owners of ADRs as of the close of business on a specified record date will be entitled, subject to any applicable provisions of the Cayman Islands law and of the Memorandum and Articles of Association of the company, to instruct The Bank of New York as to the exercise of the voting rights, if any, pertaining to the amount of shares or other deposited securities represented by their respective ADSs, and (c) a statement as to the manner in which instructions may be given.

The Bank of New York will make available for inspection by registered holders at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the company, which are both (a) received by The Bank of New York as the holder of the deposited securities, and (b) made generally available to the holders of such deposited securities by the company. The Bank of New York will also, upon written request, send to the registered holders copies of such reports when furnished by the company pursuant to the deposit agreement. Any such reports and communications, including any proxy soliciting material, furnished to The Bank of New York by the company will be furnished in English.

Fees and Expenses

Persons depositing shares or

ADR holders must pay:		For:
US$5.00 (or less) per 100 ADSs (or portion thereof)	• •	Each issuance of an ADS, including as a result of a distribution of shares or rights or other property Each cancellation of an ADS, including if the deposit agreement terminates

US$0.02 (or less) per ADS (or portion thereof)	•	Any cash payment

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders

US$0.02 (or less) per ADSs per calendar year (if the depositary has not collected any cash distribution fee during that year)	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on the shares register of the registrar of the Foreign Registrar from your name to the name of the depositary or its agent when you deposit or withdraw ordinary shares

Expenses of the depositary	•	Conversion of RMB to U.S. dollars

	•	Cable, telex, and facsimile transmission expenses as are expressly provided in the deposit agreement

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:		Then:
•	Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
•	Reclassify, split up or consolidate any of the deposited securities

•	Distribute securities on the shares that are not distributed to you	The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
•	Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

We may agree with The Bank of New York to amend or extend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York notifies you of the amendment:

•	adds or increases fees or charges, except for:

•	taxes and other governmental charges;

•	registration fees;

•	cable, telex or facsimile transmission costs;

•	delivery costs or other such expenses; or

•	prejudices any important right of ADR holders.

At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. An amendment to the deposit agreement may include extending such agreement.

The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 90 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	collect distributions on the deposited securities;

•	sell rights and other property; and

•	deliver shares and other deposited securities upon cancellation of ADRs.

One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations On Obligations and Liability to ADR Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing our obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

The ADRs are transferable on the books of The Bank of New York, provided that The Bank of New York may close the transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. Before The Bank of New York will issue or register transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

The right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

In compliance with the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released ADRs, even if the ADRs are cancelled before the pre- release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30.0% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, special Cayman Islands counsel to us. To the extent the discussion relates to matters of United States law or legal conclusions and subject to the qualification herein, it represents the opinion of Latham & Watkins LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on United States Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	holders that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

Prospective purchasers are urged to consult their tax advisors about the application of the United States federal tax rules to their particular circumstances as well as the state and local and foreign tax consequences to them of the purchase, ownership and disposition of ADSs or ordinary shares.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes.

•	a citizen or resident of the United States;

•	a corporation or partnership organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source;

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more United States persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If you are not described as a U.S. Holder, you will be considered a “Non-U.S. Holder.” Non-U.S. Holders should consult the discussion below regarding the United States federal income tax consequences applicable to Non-U.S. Holders.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with the terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes.

U.S. Holders

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of dividends paid with respect to the ADSs or ordinary shares generally will be included in your gross income as ordinary income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under United States federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Dividends paid in RMB will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, regardless of whether the payment is in fact converted into U.S. dollars at that time. If you do not receive U.S. dollars on the date the dividend is distributed, you will be required to include either gain or loss in income when you later exchange the RMB for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that you include in income upon receipt of the dividend and the amount that you receive when you actually exchange the RMB for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources.

With respect to individual taxpayers for taxable years beginning after December 1, 2002 and before January 1, 2009 such dividends may be taxed at the lower applicable capital gains rate provided that (1) the ADSs or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. For this purpose, ADSs listed on Nasdaq will be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” Under recently enacted legislations, for taxable years beginning after December 31, 2006, dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If the consideration you receive for the ADS or ordinary share is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of the payment received. In general, the U.S. dollar value of such a payment will be determined on the date of receipt of payment if you are a cash basis taxpayer and on the date of disposition if you are an accrual basis taxpayer. However, if the ADSs or ordinary shares are treated as traded on an established securities market and you are either a cash basis taxpayer or an accrual basis taxpayer who has made a special election, you will determine the U.S. dollar value of the amount realized in a foreign currency by translating the amount received at the spot rate of exchange on the settlement date of the sale. The gain or loss generally will be capital gain or loss. If you are an individual who has held the ADS or ordinary share for more than one year, you will generally be eligible for a maximum of 15% of any capital gain recognized before January 11, 2009. The deductibility of capital losses is subject to limitation. Any such gain or loss that you recognize will generally be treated as United States source income or loss.

Passive Foreign Investment Company

We believe that we should not be classified as a passive foreign investment company for United Sates federal income tax purposes and do not expect to become a passive foreign investment company in the future. A non-U.S. corporation is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change. In particular, fluctuation in the market price of our ADSs or ordinary shares may result in us becoming a passive foreign investment company.

If we are a passive foreign investment company for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

If we are a passive foreign investment company, you may avoid taxation under the rules described above by making a “qualified electing fund” election to include your share of our income on a current basis, or a “deemed sale” election once we no longer qualify as a passive foreign investment company. However, you may make a qualified electing fund election only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the tax treatment discussed three paragraphs above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a qualified exchange or other market, as defined in applicable Treasury regulations. The ADSs are currently listed on Nasdaq and if the ADSs remain listed on Nasdaq and are “regularly traded” (within the meaning of the applicable treasury regulations), the mark-to-market election would be available to you if you hold ADSs, were we to be or become a passive foreign investment company.

If you hold ADSs or ordinary shares in any year in which we are a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

Non-U.S. Holders

If you are a Non-U.S. Holder, you generally will not be subject to United States federal income tax on dividends paid by us unless the income is effectively connected with your conduct of a trade or business in the United States.

You generally will not be subject to United States federal income tax on any gain attributable to a sale or other disposition of the ADSs or ordinary shares unless such gain is effectively connected with your conduct of a trade or business within the United States or you are a natural person who is present in the United States for 183 days or more and certain other conditions exist.

Dividends and gains that are effectively connected with your conduct of a trade or business in the United States generally will be subject to tax in the same manner as they would be if you were a U.S. Holder. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on the ADSs or ordinary shares paid within the United States to a non-corporate United States person and on sales of the ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person. Payments made outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of U.S. federal income tax will apply to distributions made on ADSs or ordinary shares within the United States to a non-corporate United States person and on sales of ADSs or ordinary shares to or through a United States office of a broker by a non-corporate United States person who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payer, under penalties of perjury, on Internal Revenue Service Form W-8BEN.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 9,851,920 outstanding ADSs representing approximately 60% of our ordinary shares issued and outstanding as of December 1, 2004. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” who are subject to restriction under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs.

Lock-up Agreements

We have agreed, and each of the selling shareholders named in the “Selling Shareholders” section of this prospectus has agreed, for a period of 90 days after the date of this prospectus, without first obtaining the written consent of the joint global coordinators and book-runners, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, except that Tiger Technology Private Investment Partners, L.P. and its affiliates which are our shareholders are not subject to these restrictions with respect to the ADSs they have purchased in the open market. After the expiration of the 90-day period, we and the selling shareholders may sell, transfer or dispose of our ordinary shares or ADSs subject to the restriction under Rule 144 under the Securities Act or by means of registered public offerings.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned “restricted securities” for at least one year would be entitled to sell in the United States, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of our ordinary shares then outstanding which will equal approximately ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ordinary shares on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the ordinary shares proposed to be sold for at least two years from the later of the date these shares were acquired from us or from our affiliate, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares in the United States immediately following this offering without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Pursuant to the Registration Rights Agreement dated December 8, 2003 among our company and certain of our shareholders party thereto, as amended, certain holders of our ordinary shares or their transferees will be entitled to request that we register their ordinary shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital—Registration Rights.”

UNDERWRITING

Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in the underwriting agreement among us, the selling shareholders and the underwriters, the selling shareholders have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from the selling shareholders, the number of ADSs listed opposite their names below.

U.S. Underwriters	Number of ADSs
Credit Suisse First Boston LLC	605,600
Merrill Lynch, Pierce, Fenner & Smith Incorporated	605,600
Piper Jaffray & Co.	248,820
Pacific Growth Equities, LLC	133,980

Total	1,594,000

International Underwriters	Number of ADSs
Credit Suisse First Boston (Hong Kong) Limited	160,000
Merrill Lynch Far East Limited	160,000

Total	320,000

Credit Suisse First Boston LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as the joint global coordinators and book runners for the offering.

The underwriters have agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The closings for the sale of the ADSs to be purchased by the underwriters are conditioned on one another.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to the approval of legal matters by their counsel, including the validity of the ADSs, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised the selling shareholders that the underwriters propose initially to offer the ADSs to the public at US$48.50 per ADS, and to certain dealers at that price less a concession not in excess of US$1.3095 per ADS. The underwriters may allow, and the dealers may reallow, a concession not in excess of US$0.10 per ADS to other dealers. After the public offering, the public offering price, concession and discount may be changed.

Overallotment Option

Several selling shareholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 287,100 additional ADSs at the public offering price less the underwriting discount. The underwriters may exercise such option to purchase solely for the purpose of covering overallotments, if any, incurred in the sale of the ADSs offered hereby. If the underwriters exercise such option, each will become obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

The following table shows the per ADS public offering price, underwriting discount and the proceeds before expenses to the selling shareholders. These amounts are shown assuming both no exercise and full exercise of the overallotment option.

	Per ADS		Without Option		With Option
Public offering price	US$	48.5000	US$	92,829,000	US$	106,753,350
Underwriting discount	US$	2.1825	US$	4,177,305	US$	4,803,901
Proceeds, before expenses, to the selling shareholders	US$	46.3175	US$	88,651,695	US$	101,949,449

We will pay the filing fees of the Commission and the NASD and our fees and expenses incurred in connection with the roadshow, which we estimate to total approximately US$60,000. The estimated total offering expenses of the selling shareholders, exclusive of the underwriting discount, but including legal, accounting and printing costs, various other fees associated with the registration of the ordinary shares, a portion of the fees and disbursements of U.S. counsel to the underwriters and other expenses associated with the offering, will be approximately US$400,000. We and the selling shareholders will jointly decide whether to allocate these expenses between us and the selling shareholders.

No Sale of Similar Securities

We and the selling shareholders have agreed, subject to certain exceptions, not to sell or transfer any of our ordinary shares or ADSs for 90 days after the date of this prospectus without first obtaining the written consent of the joint global coordinators and book runners. Specifically, the selling shareholders have agreed not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares and ADSs,

•	sell any option or contract to purchase any ordinary shares and ADSs,

•	purchase any option or contract to sell any ordinary shares and ADSs,

•	grant any option, right or warrant for the sale of any ordinary shares and ADSs,

•	lend or otherwise dispose of or transfer any ordinary shares and ADSs,

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares and ADSs, whether any such swap or transaction is to be settled by delivery of ordinary shares, ADSs or other securities, in cash or otherwise, or

•	publicly disclose the intention to make or enter into any transaction described above.

This lock-up provision applies to our ordinary shares, ADSs and to securities convertible into or exchangeable or exercisable for or repayable with our ordinary shares or ADSs. It also applies to ordinary shares and ADSs owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

Our ADSs are listed for trading on the Nasdaq National Market under the symbol “CTRP.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the ADSs is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ADSs. However, in connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as stabilizing manager, or any person acting for it, on behalf of the underwriters, may engage in transactions that stabilize the price of the ADSs, such as bids or purchases to peg, fix or maintain that price.

If the underwriters create a short position in the ADSs in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for it, may reduce that short position by purchasing the ADSs in the open market. Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for it, may also elect to reduce any short position by exercising all or part of the overallotment option described above. The underwriters may sell more ADSs than could be covered by exercising all of the overallotment option, in which case, they would have to cover these sales through open market purchases. Purchases of the ADSs to stabilize its price or to reduce a short position may cause the price of the ADSs to be higher than it might be in the absence of such purchases.

Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for it, may also impose a penalty bid on underwriters and selling group members. This means that if Merrill Lynch, Pierce, Fenner & Smith Incorporated, or any person acting for it, purchases ADSs in the open market to reduce the underwriters’ short position or to stabilize the price of such ADSs, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those ADSs. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those ADSs.

Neither we nor the selling shareholders nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the selling shareholders nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distributions

A prospectus in electronic format may be made available on Web sites maintained by one or more of the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these Web sites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Selling Restrictions

This prospectus does not constitute an offer of, or an invitation by or on behalf of, us or by or on behalf of the underwriters, to subscribe for or purchase, any of the ADSs in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. We and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

The selling shareholders will not offer or sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

Prior to the expiry of a period of six months from the closing date of this offering, no ordinary shares or ADSs may be offered or sold, as the case may be, to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended, or the Regulations. Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received in connection with the issue or sale of any ordinary shares or ADSs may only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA, does not apply to us. All applicable provisions of the Regulations and of the FSMA with respect to anything done in relation to the ordinary shares or ADSs in, from or otherwise involving the United Kingdom must be complied with.

The ordinary shares and ADSs may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the ordinary shares or ADS may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ordinary shares or ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

The ordinary shares and ADSs have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (1) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Securities and Exchange Law of Japan and (2) in compliance with any other relevant laws and regulations of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ordinary shares or ADSs may not be circulated or distributed, nor may the ordinary shares or ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than (1) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act, (2) to a sophisticated investor, and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Any ordinary shares or ADSs that are offered, as part of their initial distribution or by way of re-offering, in The Netherlands shall, in order to comply with the Netherlands Securities Market Supervision Act 1995, only be offered, and such an offer shall only be announced in writing (whether electronically or otherwise), to individuals or legal entities in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities) (together, “Professional Investors”), provided that in the offer and in any documents or advertisements in which a forthcoming offering of ordinary shares or ADSs is publicly announced (whether electronically or otherwise) it is stated that such offer is and will be exclusively made to such Professional Investors.

The offering of the ordinary shares and ADSs has not been registered with the Commissione Nazionale per le Società e la Borsa or “CONSOB,” in accordance with Italian securities legislation. Accordingly, the ordinary shares and ADSs may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the ordinary shares or ADSs may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (or the Finance Law) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (or the Issuers Regulation) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulations, and, provided, however, that any such offer, sale, or delivery of the ordinary shares or ADSs or distribution of copies of this prospectus or any other document relating to the ordinary shares or ADSs in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative

Decree no. 385 of September 1, 1993, as amended (or the Banking Law Consolidated Act) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Banking Law Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulations.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

By purchasing ADSs in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholders in the event that this circular contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the ADSs for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the ADSs and certain other legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. Certain legal matters with respect to U.S. federal and New York laws in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to Chinese law will be passed upon for us by Commerce & Finance Law Offices. Legal matters as to Hong Kong law will be passed upon for us by Boughton Peterson Yang Anderson. Latham & Watkins LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law, upon Commerce & Finance Law Offices with respect to matters governed by Chinese law, and upon Boughton Peterson Yang Anderson with respect to matters governed by Hong Kong law.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai 200021, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement with the SEC on Form F-2 under the Securities Act relating to the ADSs and underlying ordinary shares to be sold in this offering. This prospectus, which constitutes a part of that registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us, our ordinary shares and our ADSs.

We are currently subject to periodic reporting and other information requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions of the Exchange Act.

All information filed with the SEC can be inspected and copied at the public reference facilities of the SEC, at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. We file reports with the SEC electronically. The reports that we have filed with the SEC electronically are available to you over the Internet at the SEC website at http://www.sec.gov.

We furnish the depositary referred to under “Description of American Depositary Shares” with annual reports, which include annual audited consolidated financial statements prepared in accordance with U.S. GAAP. The depositary has agreed that, at our request, it will promptly mail these reports to all registered holders of ADSs. We also furnish to the depositary all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary, upon our written request, will arrange for the mailing of these documents to record holders of ADSs. Please see “Description of American Depositary Shares” for further details on the responsibilities of the depositary.

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. The information in this prospectus supercedes the information incorporated by reference that we filed with the SEC prior to the date of this prospectus relating to the same subject matter. Certain information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the following documents:

•	our annual report on Form 20-F for the fiscal year ended December 31, 2003, filed with the SEC on May 11, 2004, and

•	our reports on Form 6-K filed on May 11, 2004, June 14, 2004, June 21, 2004, August 6, 2004, August 9, 2004, November 5, 2004, November 12, 2004, December 8, 2004 and December 14, 2004.

You may obtain these documents electronically at the SEC’s worldwide website at http://www.sec.gov/ edgar/searchedgar/companysearch.html. We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference into this prospectus but not delivered with this prospectus. You should direct your request for these filings to us at Ctrip.com (Hong Kong), Ltd. Unit 2001, The Centrium, 60 Wyndham Street, Central, Hong Kong, attention: Yin Yin, telephone number: (852) 2169-0915.

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus does not offer to sell any shares in any jurisdiction where it is unlawful. The information in this prospectus is current as of the date shown on the cover page.

1,914,000 American Depositary Shares

Ctrip.com International, Ltd.

Representing 3,828,000 Ordinary Shares

PROSPECTUS

Credit Suisse First Boston	Merrill Lynch & Co.

Piper Jaffray	Pacific Growth Equities, LLC

December 16, 2004